Exhibit 99.2

1.	What was announced?

•	Pluralsight announced a revised definitive agreement with Vista Equity Partners under which Vista will acquire all outstanding shares of Pluralsight for $22.50 in cash through a tender offer.

2.	What are the terms of the revised agreement?

•	Vista will commence a tender offer on or before March 10, 2021, to acquire all outstanding shares of Pluralsight’s common stock for $22.50 in cash.

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The consummation of the tender offer will be conditioned on the participation of a majority of the shares not held by (1) parties to the TRA that are receiving benefits under the TRA in connection with the acquisition by Vista or (2) any of Pluralsight’s officers, including Aaron Skonnard.

3.	Why announce a revised agreement now?

•	The Pluralsight Board and management team are committed to acting in the best interests of the company and all shareholders.

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We are pleased to have arrived at a revised agreement with Vista that maximizes value for current Pluralsight shareholders and provides them with their all-cash consideration as quickly as possible, while continuing to prioritize shareholders’ voices in determining the future of the company.

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The amended agreement provides Pluralsight shareholders with immediate and certain value for the shares that they own at an 11% premium to the original transaction price and an approximately 38% premium to the volume weighted average closing stock price for the 30 trading days prior to the announcement of the original transaction with Vista.

4.	What was the rationale behind converting to this deal structure?

•	We continue to believe that a transaction is the best path forward for our shareholders, and the revised agreement provides a path for shareholders to receive additional cash consideration quickly.

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Importantly, a significant portion of Pluralsight’s shares are currently held by shareholders who would not be entitled to vote at the special meeting, and this structure empowers investors who are the current owners of our stock to make their own decision about whether to tender their shares and opine on the future of the company.

5.	Is a sale to Vista still the right path for Pluralsight?

•	Yes. We continue to believe that a transaction with Vista maximizes value for our shareholders and provides significant resources and institutional knowledge.

•	Importantly, Vista knows our products. They and many of their portfolio companies are Flow and Skills customers.

•	Furthermore, our ability to reach a revised agreement shows their commitment to this transaction.

6.	What is a tender offer?

•	A tender offer is a public bid for shareholders to sell their stock.

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Shareholders are given an opportunity to “tender” (or sell) their stock for a set price (in this case $22.50 per share in cash) within a stated time limit. Shareholders “tender” their shares rather than voting in favor of or against a transaction.

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If the conditions to the tender offer are satisfied (including the requirement that a majority of the shares not held by (1) parties to the TRA that are receiving benefits under the TRA in connection with the acquisition by Vista or (2) any of Pluralsight’s officers participate in the tender offer), the buyer will acquire those shares and any shares that are not tendered at the same price through a process called a second-step merger.

•	Following the second-step merger, we would become a private company.

7.	When will Vista commence the tender offer?

•	Under the terms of the revised agreement, Vista will commence a tender offer on or before March 10, 2021.

8.	What is the “expiration date” of a tender offer? When do I need to tender my shares by?

•	The expiration date is the last date that the potential acquirer will accept tendered shares.

•	The tender offer must remain open for a minimum 20-business day period from the date that the offer is commenced, subject to limited extension rights.

•	The acquirer will disclose the expiration date when it launches the tender offer.

9.	Can the tender offer be extended and under what circumstances?

•	Yes, the offer can be extended in certain circumstances where the conditions to the tender offer are not satisfied.

•	If the offer is extended, Vista will make a public announcement.

10.	Should I tender my shares? How do I do that?

•	The independent Transaction Committee and the Pluralsight Board of Directors each unanimously recommend that all shareholders tender their shares in support of the transaction.

•	Along with Pluralsight’s other shareholders, employee shareholders will separately receive information regarding the terms of the tender offer and instructions on how to tender their shares.

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If you have questions about the tender offer you may contact MacKenzie Partners, Inc who will act as Information Agent for the tender offer, by phone at 1-800-322-2885 Toll Free or at 212-929-5500, or by email at Vistaoffer@mackenziepartners.com.

11.	Who should I talk to if I have additional questions on how to tender my shares?

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Shareholders who would like to tender their shares or have questions about the tender offer may contact MacKenzie Partners, Inc who will act as Information Agent for the tender offer, by phone at 1-800-322-2885 Toll Free or at 212-929-5500, or by email at Vistaoffer@mackenziepartners.com.

•	We also encourage shareholders to review all publicly available information regarding the transaction.

12.	Does this change what happens to my vested and unvested equity awards?

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Vested equity awards will be paid out in cash in connection with the closing of the transaction, with the cash amount per share equal to $22.50 (and, in the case of options, reduced by the per share exercise price). All payments will be subject to tax withholding.

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Unvested equity will be paid out in cash as and when the underlying award vests (subject to continued service with Pluralsight on the vesting date), with the cash amount per share equal to $22.50 (and, in the case of options, reduced by the per share exercise price). All payments will be subject to tax withholding.

•	Treatment of shares under the revised agreement is the same as it would have been under the previous transaction announcement, except for the increased share price.

13.	How does this new agreement impact the ESPP?

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The current, ongoing offering period will continue until the earlier of (1) the next scheduled exercise date, which is expected to occur on June 1, 2021; and (2) a date no later than one business day before the closing of the transaction. On this final exercise date, shares will be purchased on the exercise date and issued to participants based on the terms of the ESPP, including selling a portion of the shares to cover applicable tax withholding. After shares are purchased, all offering periods will terminate. Shares issued to you pursuant to your purchases under the ESPP will become entitled to receive $22.50 per share at the closing. In addition:

i.	No new offering periods will begin under the ESPP and no new participants will be permitted to join the ESPP who are not already participants in the ongoing offering period.

ii.	No new increases in payroll contribution rates can be made to the ESPP.

iii.	The ESPP will be terminated immediately prior to closing.

iv.	Any of your accrued payroll deductions that are not used to purchase shares on the final exercise date will be returned to you.

14.	Does this impact when the transaction closes?

•	We expect to complete the transaction in the second quarter of 2021.

15.	Does the revised agreement have an impact on hiring?

•	We will continue to hire for critical positions.

16.	How will this impact customers and partners?

•	As with the original transaction announcement, customers should continue to experience minimal, if any, changes.

17.	What should we tell our customers about the revised agreement?

•	All communications with customers will be handled by Ross and his team.

•	As with the original transaction announcement, customers should continue to experience minimal, if any, changes.

18.	Will the revised agreement impact our relationships with authors and instructors?

•	No. We continue to expect authors and instructors to have more opportunities to earn more as we continue to accelerate our product roadmap and scale revenue.

19.	Where do I go with follow up questions?

•	Please reach out to your org leader with any additional questions.

Additional Information and Where to Find It

In connection with the proposed acquisition of Pluralsight Inc. (“Pluralsight”), Lake Merger Sub I, Inc. (“Merger Sub”), will commence a tender offer for all of the outstanding shares of Pluralsight. The tender offer has not commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Pluralsight. It is also not a substitute for the tender offer materials that Merger Sub will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. Following the commencement of the tender offer, Merger Sub will file tender offer materials on Schedule TO with the SEC, and Pluralsight will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY PLURALSIGHT’S SHAREHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Pluralsight’s shareholders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to Pluralsight’s shareholders by visiting Pluralsight’s website (http://investors.pluralsight.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Pluralsight with the SEC) will be available at free of charge on the SEC’s website (http://www.sec.gov) upon filing with the SEC. PLURALSIGHT’S SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY MERGER SUB OR PLURALSIGHT WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, MERGER SUB AND PLURALSIGHT.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties, including statements regarding our pending acquisition by affiliates of Vista Equity Partners (the “Transaction”), including the expected timing of the closing of the transaction and considerations taken into account by our Board of Directors in approving the Transaction. These forward-looking statements involve risks and uncertainties. If any of these risks or uncertainties materialize, or if any of our assumptions prove incorrect, our actual results could differ materially from the results expressed or implied by these forward-looking statements. These risks and uncertainties include risks associated with: the risk that the conditions to the closing of the Transaction are not satisfied, including the risk that a sufficient number of Pluralsight’s shareholders do not participate in the Transactions; potential litigation relating to the Transaction; uncertainties as to the timing of the consummation of the Transaction and the ability of each party to consummate the Transaction; risks that the Transaction disrupts the current plans and operations of Pluralsight; and the risks described in the filings that we make with the SEC from time to time, including the risks described under the headings “Risk Factors” and “Management Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K, which was filed with the SEC on February 26, 2021, and which should be read in conjunction with our financial results and forward-looking statements. Our filings with the SEC are available on the SEC filings section of the Investor Relations page of our website at http://investors.pluralsight.com. All forward-looking statements in this communication are based on information available to us as of the date of this communication, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by law.